Frascona, Joiner, Goodman and Greenstein, P.C.

4750 Table Mesa Drive

Boulder, Colorado 80305

Ph: 303 494 3000

Fx: 303 494 6309

April 13, 2012

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

First Asia Holdings Limited

Preliminary Information Statement on Schedule 14C

Filed February 24, 2012

Your File No. 000-30801

Dear Ms. Long:

On behalf of First Asia Holdings Limited, a Canadian corporation (the “Company”), enclosed please find our responses to your comment letter dated March 20, 2012.

General

1.

With respect to the election of Mr. Bernard to the board of directors, please note that the information statement must provide disclosure in accordance with Items 7 and 8 of Schedule 14A.  Please revise the information statement accordingly.

Response:

In response to Comment 1, the information statement will be revised as set forth below:

Mr. Shanty Bernard Kuthoor

Mr. Kuthoor, age 44, is an experienced entrepreneur.  Mr. Kuthoor has over 10 years of experience in management of supply chain company and property investment company. He founded Galaxy Garment Limited in December 2004 which acquired an industrial development project in mid-2005. The project ws eventually completed as a 19-storey building. The entire share capital of Galaxy Garment Limited was sold to First Asia Holdings Limited in late-February 2011 at a consideration of HK$140million.  From incorporation to late-February 2011, Mr. Kuthoor has been the Managing Director of Galaxy Garment Limited who was in charge of the property development project. After his departure from Galaxy Garment Limited, Mr. Kuthoor has been active in the real estate market of Hong Kong.

At the best knowledge of the Company’s Board, Mr. Kuthoor does not have any other directorships in other US public companies. The Board is not aware of any legal proceedings Mr. Kuthoor has been involved in during the past 5 years which might be material to an evaluation of his ability to serve as a member of the Board of Directors. He has no family relationships to any other officers or directors. On February 28, 2011, Mr. Kuthoor sold all his interest in the capital of Galaxy Garment Limited to a wholly-owned subsidiary of the Company at a consideration of HK$140million. Mr. Kuthoor currently, through Sunford Limited, owns 7,712, 000 shares of the Company.

2.

Please confirm that the two corporate actions proposed by the shareholders represent proposals by security holders made in accordance with Rule 14a-8 under the Exchange Act.  In that case, please revise your disclosure to provide the name and address of the proposing shareholder, as well as the number of the company’s voting securities held by such shareholder.  Refer to Exchange Act Rule 14a-8(1).

Response:

We confirm that the two corporate actions proposed by the shareholders represent proposals by security holders made in accordance with Rule 14a-8 under the Exchange Act.  Furthermore, in response to Comment 2, the disclosure in the information statement will be revised as follows:

The 2 shareholders who are proposing the actions are: a) Sunford Limited (owned by Mr. Shanty Bernard Kuthoor) holding 7,712,000 shares; and b) Golden Tree Limited (owned by Ms Tsoi Tin Kwan) holding 2,571,000 shares. The registered address of both companies is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH96960.

3.

In addition, considering the board’s recommendation to vote against the proposals, please tell us what consideration you have given to including the reasons why the board believes shareholders should vote against the shareholder proposals.  Refer to Exchange Act Rule 14a-8(m)(1).

Response:

The Company has not considered including a discussion or explanation in its 14C  Information Statement as to the reasons why it intends to recommend at vote against the proposals submitted by the shareholders.  The purpose of the Information Statement is solely to provide shareholders with written notice of the date and time of the shareholder meeting and with a brief explanation of the purposes for which the meeting has been called.   No proxies are being solicited by the Company, and shareholders who wish to vote on the submitted proposals will be required to attend the meeting in person.  At the meeting, the shareholders who have submitted the proposals described in the 14C will be given an opportunity to present their proposals and to explain the reasons why they believe other shareholders should vote in favor of those proposals.  Likewise, the Company will have the opportunity to explain the reasons why it believes shareholders should vote against the proposals.   Under the circumstances, it is not necessary to include discussion or arguments  in the 14C Information Statement as to the reasons why the Company intends to recommend a vote against the shareholder proposals.

The board’s recommendation  to vote against the shareholder proposals has been removed from the 14C Information Statement.

4.

To the extent that such proposals do not constitute proposals within the meaning of the Exchange Rule Act 14a-8, revise your disclosure to include information about these two proposals in accordance with Exchange Rule Act 14c-4 and Item 18 of Schedule 14A, which requires among other things that if an action is to be taken with respect to any matter which is not required to be submitted to a vote of security holders, disclosure must state the nature of such matter and the reasons for submitting it to a vote of security holders.

Response:

Please see the response to comment 2, above.  The proposals do constitute proposals within the meaning of Exchange Act Rule 14a-8.

Attached to this correspondence, please find an acknowledgement by the Company whereby the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions relating to the foregoing information.  Thank you for your time and assistance with this matter.

Sincerely yours,

Frascona, Joiner, Goodman and Greenstein, P.C.

By: /s/ Gary S. Joiner

gary@frascona.com

3